SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Full Year 2008 Results dated March 16, 2009.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces Full Year 2008 Results

Monday March 16, 12:14 pm ET

NETANYA, Israel, March 16, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqGS:RADA - News) today reported its financial results for the year ended December 31, 2008. The company reported revenues in 2008 of $17.9 million, an increase of 27% from 2007. Rada's gross profit increased 26% to $4.2 million in 2008 from $3.3 million in 2007. The gross margin was 24% in both 2008 and 2007. The Company had operating profit of $110,000 in 2008 compared to an operating loss of $387,000 in 2007. As a result, the Company reported a net loss of $576,000 or $0.07 per share. This compares with a net loss of $1.08 million or $0.12 per share, for the year ended December 31, 2007.

Commenting on the results, Zvika Alon, RADA's CEO, said, "Our 2008 financial results show continuous improvement during the last three years. We are pleased with the on-going increase in revenues and, for the first time in four years, reaching operational profitability this fiscal year. Our internal investment in research and development during 2008 was $686,000, which amount exceeded our net loss, and we achieved these results despite the increasingly challenging economic environment worldwide. Going into 2009 we intend to continue to invest in research and development of new products to ensure that we are prepared to capitalize on the many opportunities we see in the defense market. We will continue our marketing efforts, which were very successful during the past year resulting in an increased order backlog. Based on our backlog and sales forecast, we maintain our expectations for revenues growth in 2009."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

 CONSOLIDATED BALANCE SHEETS
 ------------------------------------------------------------------
 U.S. dollars in thousands, except share and per share data

                                                      December 31,
                                                 --------------------
                                                   2008         2007
                                                 --------    --------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                    $    964    $    835
   Restricted cash                                   793         598
   Trade receivables (net of allowance for
    doubtful accounts of $ 60 and $ 62 at
    December 31, 2008 and 2007, respectively)      3,434       4,907
   Other receivables and prepaid expenses            597         305
   Costs and estimated earnings in excess of
    billings on uncompleted contracts              2,210         701
   Inventories                                     4,409       2,609
                                                --------    --------

 Total current assets                             12,407       9,955
                                                --------    --------

 LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                             803         983
   Leasing deposits                                   56          57
                                                --------    --------

 Total long-term receivables and deposits            859       1,040
                                                --------    --------

 PROPERTY, PLANT AND EQUIPMENT, NET                3,699       2,745
                                                --------    --------

 OTHER ASSETS:
   Intangible assets, net                            972       1,414
   Goodwill                                          557         214
                                                --------    --------

 Total other assets                                1,529       1,628
                                                --------    --------

 Total assets                                   $ 18,494    $ 15,368
                                                ========    ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and current
    maturities of long-term loans               $    162    $    490
   Trade payables                                  2,760       1,472
   Other accounts payable and
    accrued expenses                               3,860       3,847
   Billings in excess of costs and estimated
    earnings on uncompleted contracts                 43          88
                                                --------    --------

 Total current liabilities                         6,825       5,897
                                                --------    --------

 LONG-TERM LIABILITIES:
   Long-term loan                                     33          --
   Loans from shareholders, net                    1,546         261
   Convertible note from a shareholder, net        1,980       1,622
   Accrued severance pay and other
    long term liability                              558         404
                                                --------    --------

 Total long-term liabilities                       4,117       2,287
                                                --------    --------

 MINORITY INTERESTS                                  556         459
                                                --------    --------
 SHAREHOLDERS' EQUITY
   Share capital -
     Ordinary shares of NIS 0.015 par value -
      Authorized: 16,333,333 shares at
      December 31, 2008 and 2007; Issued and
      outstanding: 8,858,553 and 8,705,788
      shares at December 31, 2008 and
      December 31, 2007 respectively                 119         116
   Additional paid-in capital                     69,495      68,968
   Accumulated other comprehensive income            317          --
   Accumulated deficit                           (62,935)    (62,359)
                                                --------    --------

 Total shareholders' equity                        6,996       6,725
                                                --------    --------
 Total liabilities and shareholders' equity     $ 18,494    $ 15,368
                                                ========    ========

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                 Year ended December 31,
                             -------------------------------
                               2008       2007        2006
                             --------   --------    --------

 Revenues:
   Products                  $ 15,543    $ 11,704    $ 10,984
   Services                     2,338       2,317       2,053
                             --------    --------    --------

                               17,881      14,021      13,037
                             --------    --------    --------
 Cost of revenues:
   Products                    12,472       9,501       9,517
   Services                     1,214       1,180       1,482
                             --------    --------    --------

                               13,686      10,681      10,999
                             --------    --------    --------

 Gross profit                   4,195       3,340       2,038
                             --------    --------    --------

 Operating costs and
  expenses:
   Research and
    development                   686         324         181
   Marketing and selling        1,496       1,213       1,316
   General and
    administrative              1,903       2,190       1,794
                             --------    --------    --------

 Total operating costs
  and expenses                  4,085       3,727       3,291
                             --------    --------    --------

 Operating profit (loss)          110        (387)     (1,253)
 Financial expenses, net          668         629         775
 Other income, net                 --          --          45
                             --------    --------    --------

                                  558       1,016       1,983
 Minority interest in
  earnings of subsidiary           18          62          17
                             --------    --------    --------

 Net loss                    $    576    $  1,078    $  2,000
                             ========    ========    ========

 Net loss per share:
   Basic and diluted net
    loss per share           $   0.07    $   0.12    $   0.23
                             ========    ========    ========


Contact:
          RADA Electronic Industries Ltd.
          Shiri Lazarovich, C.F.O.
          011-972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                   Herzle Bodinger
                                                   President and Chairman




Date:  March 16, 2009